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                           TRANSOCEAN OFFSHORE INC.
                               4 Greenway Plaza
                             Houston, Texas 77046
                                (713) 871-7500



July 13, 1998



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn: Filing Desk, Stop 1-4

Re:  Transocean Offshore Inc.
     Withdrawal of Post Effective Amendment No. 1 to
     Registration Statement on Form S-3 (Reg. No. 333-24457)


Ladies and Gentlemen:

Reference is made to Post-Effective Amendment No. 1 to the Registration Statement (Reg. No. 333-24457) on Form S-3 (the "Original Registration Statement") of Transocean Offshore Inc., a Delaware corporation (the "Company"), which amendment was filed with the Securities and Exchange Commission (the "Commission") on June 30, 1998. The Company hereby applies pursuant to Rule 477 under the Securities Act of 1933, as amended, for withdrawal of Post-Effective Amendment No. 1. This application for withdrawal is being made pursuant to the request of the staff of the Commission, and in lieu of the post-effective amendment, the Company is filing a new registration statement on Form S-3 pursuant to Rule 429 that will include a combined prospectus which relates to the Original Registration Statement.

Please address any questions or comments with respect to the foregoing to Nicolas J. Evanoff, Associate General Counsel of the Company, at 713-871-7601.


                              Very truly yours,


                              /s/ Eric B. Brown


                              Eric B. Brown


cc:  Ms. Sonia Galindo (SEC)